Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Richa Periwal richaperiwal@drreddys.com AISHWARYA SITHARAM aishwaryasitharam@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q3 & 9M FY24 Financial Results

Hyderabad, India, January 30, 2024: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and nine months ended December 31, 2023. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

	Q3FY24	9MFY24

Revenues	Rs. 72,148 Mn	Rs. 208,334 Mn
	[Up: 7% YoY; Up: 5% QoQ]	[Up: 14% YoY; Up]

Gross Margin	58.5%	58.6%
	[Q3FY23: 59.2%; Q2FY24: 58.7%]	[9M FY23: 56.5%]

SG&A Expenses	Rs. 20,228 Mn	Rs. 56,725 Mn
	[Up: 12% YoY; 8% QoQ]	[Up: 13% YoY]

R&D Expenses	Rs. 5,565 Mn	Rs. 15,996 Mn
	[7.7% of Revenues]	[7.7% of Revenues]

EBITDA	Rs. 21,107 Mn	Rs. 64,278 Mn
	[29.3% of Revenues]	[30.9% of Revenues]

Profit before Tax	Rs. 18,257 Mn	Rs. 55,854 Mn
	[Up: 12% YoY; Down: 5% QoQ]	[Up: 19% YoY]

Profit after Tax	Rs. 13,789 Mn	Rs. 42,614 Mn
	[Up: 11% YoY; Down: 7% QoQ]	[Up: 20% YoY]

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We delivered another quarter of highest-ever sales and robust financial performance aided by new products performance and base business market share gain in the U.S., new products launch momentum and strong performance in Europe. We continue to strengthen our core businesses and invest in innovative products including strategic collaborations for novel molecules to meet unmet needs of patients.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs. 83.19

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment [Q3FY24]

	Q3FY24	Q3FY23	YoY	Q2FY24	QoQ
Particulars	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr%
Global Generics	63,095	59,241	7%	61,084	3%
North America	33,492	30,567	9%	31,700	5%
Europe	4,970	4,303	15%	5,286	-6%
India	11,800	11,274	5%	11,860	-1%
Emerging Markets	12,833	13,097	-2%	12,163	6%
Pharmaceutical Services and Active Ingredients (PSAI)	7,839	7,758	1%	7,034	11%
Others	1,214	701	73%	684	78%
Total	72,148	67,700	7%	68,802	5%

Revenue Mix by Segment [9M FY24]

	9MFY24	9MFY23	YoY
Particulars	(Rs.)	(Rs.)	Gr%
Global Generics	184,262	159,511	16%
North America	97,245	76,383	27%
Europe	15,326	12,644	21%
India	35,141	36,113^	-3%
Emerging Markets	36,550	34,371	6%
Pharmaceutical Services and Active Ingredients (PSAI)	21,582	21,282	1%
Others	2,490	2,119	18%
Total	208,334	182,911	14%

^ includes divestment income in India in Q1FY23, excluding which India YoY growth is at 4% and total company growth is at 15%

Consolidated Income Statement [Q3FY24]

	Q3FY24		Q3FY23		YoY	Q2FY24		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	867	72,148	814	67,700	7	827	68,802	5
Cost of Revenues	360	29,945	332	27,607	8	342	28,434	5
Gross Profit	507	42,203	482	40,093	5	485	40,368	5
% of revenues		58.5%		59.2%			58.7%
Operating Expenses
Selling, General & Administrative expenses	243	20,228	216	17,981	12	226	18,795	8
% of revenues		28.0%		26.6%			27.3%
Research & Development expenses	67	5,565	58	4,821	15	65	5,447	2
% of revenues		7.7%		7.1%			7.9%
Impairment of non-current assets	1	110	2	134	(18)	1	55	100
Other operating (income)/expense	(12)	(967)	9	732	(232)	(22)	(1796)	(46)
Results from operating activities	208	17,267	197	16,425	5	215	17,867	(3)
Net finance (income)/expense	(12)	(963)	2	139	(793)	(15)	(1225)	(21)
Share of profit of equity accounted investees, net of tax	(0)	(27)	(1)	(60)	(55)	(1)	(42)	(36)
Profit before income tax	219	18,257	196	16,346	12	230	19,134	(5)
% of revenues		25.3%		24.1%			27.8%
Income tax expense	54	4,468	47	3875	15	52	4,334	3
Profit for the period	166	13,789	150	12,471	11	178	14,800	(7)
% of revenues		19.1%		18.4%			21.5%

Diluted Earnings Per Share (EPS)	0.99	82.68	0.90	74.95	10	1.07	88.78	(7)

EBITDA Computation [Q3FY24]	*Includes income from Investments

	Q3FY24		Q3FY23		Q2FY24
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	219	18,257	196	16,346	230	19,134
Interest (income) / expense - Net*	(12)	(1,030)	(1)	(93)	(14)	(1,166)
Depreciation	29	2,437	27	2,245	29	2,437
Amortization	16	1,333	12	1,026	16	1,353
Impairment	1	110	2	134	1	55
EBITDA	254	21,107	236	19,658	262	21,813
% of revenues		29.3%		29.0%		31.7%

Consolidated Income Statement [9MFY24]

	9MFY24		9MFY23		YoY
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %
Revenues	2,504	208,334	2,199	182,911	14
Cost of Revenues	1,036	86,210	956	79,565	8
Gross Profit	1,468	122,124	1,242	103,346	18
% of revenues		58.6%		56.5%
Operating Expenses
Selling, General & Administrative expenses	682	56,725	601	50,034	13
% of revenues		27.2%		27.4%
Research & Development expenses	192	15,996	168	14,015	14
% of revenues		7.7%		7.7%
Impairment of non-current assets	2	176	2	159	11
Other operating (income)/expense	(43)	(3,543)	(68)	(5,626)	(37)
Results from operating activities	634	52,770	538	44,764	18
Net finance (income)/expense	(36)	(2,972)	(25)	(2,054)	45
Share of profit of equity accounted investees	(1)	(112)	(4)	(294)	(62)
Profit before income tax	671	55,854	566	47,112	19
% of revenues		26.8%		25.8%
Income tax expense	159	13,240	140	11,637	14
Profit for the period	512	42,614	426	35,475	20
% of revenues		20.5%		19.4%
Diluted Earnings Per Share (EPS)	3.07	255.68	2.56	213.24	20

EBITDA Computation [9MFY24]	*Includes income from Investments

	9MFY24		9MFY23
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	671	55,854	566	47,112
Interest (income) / expense - Net*	-35	-2,881	1	52
Depreciation	86	7,155	77	6,402
Amortization	48	3,974	37	3,045
Impairment	2	176	2	159
EBITDA	773	64,278	682	56,769
% of revenues		30.9%		31.0%

Key Balance Sheet Items

	As on 31st Dec 2023		As on 30th Sep 2023		As on 31st Dec 2022
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	922	76,665	839	69,784	603	50,164
Trade receivables	943	78,417	838	69,722	902	75,046
Inventories	731	60,796	680	56,592	593	49,326
Property, plant, and equipment	875	72,795	847	70,478	781	64,996
Goodwill and Other Intangible assets	495	41,192	496	41,278	426	35,401
Loans and borrowings (current & non-current)	239	19,851	159	13,230	212	17,663
Trade payables	374	31,113	366	30,485	313	26,023
Equity	3,220	267,850	3,042	253,086	2,648	220,273

Key Business Highlights [Q3FY24]

•	Acquired the MenoLabs branded portfolio of women’s health focused supplements in the U.S.

•	Exclusive collaboration with Coya Therapeutics for development and commercialization of COYA 302, an Investigational Combination Therapy for treatment of Amyotrophic Lateral Sclerosis (ALS)

•	Inspections completed by U.S. FDA at Bachupally facility. The response to the observations were submitted within stipulated timelines.

-	Product specific Pre-Approval Inspection (PAI) at biologics manufacturing facility in October 2023, post which a Form 483 with 9 observations was issued,

-	Routine cGMP inspection at formulations manufacturing facility (FTO-3) in October 2023, post which a Form 483 with 10 observations was issued and

-	GMP and Pre-Approval Inspection (PAI) at R&D unit in December 2023, post which a Form 483 with 3 observations was issued.

ESG & other Highlights [Q3FY24]

•	1st Indian pharma company to be featured in the Dow Jones Sustainability World Index for 2023 and retaining our place in the Emerging Markets Index for the 8th year in a row.

•	Awarded ‘Gold Medal’ status by EcoVadis.

•	MSCI ESG ratings upgraded from BB to BBB

•	Awarded Golden Peacock awards for Corporate Social Responsibility, 2023 and Excellence in Corporate Governance, 2023

•	Received ICSI Corporate Social Responsibility Excellence award - 2023, in recognition of our contribution to society through our CSR initiatives.

•	1st Indian pharma company to pledge towards a plantation initiative covering 2,900 hectares by 2028 as part of the World Economic Forum’s 1t.org.

Revenue Analysis [Q3FY24]

•	Q3FY24 consolidated revenue at Rs. 72.1 billion, YoY growth of 7% and QoQ growth of 5%. The YoY growth was primarily driven by market share gains for our existing products in North America and continuation of our growth journey in Europe.

Global Generics (GG)

•	Q3FY24 revenue at Rs. 63.1 billion, YoY growth of 7% and QoQ growth of 3%. YoY growth was primarily driven by increase in volumes of our base business, new product launches, partially offset by price erosion in certain markets. Sequential growth was driven by increase in volumes of our base business, offset partially due to price erosion in certain markets.

North America

•	Q3FY24 revenue at Rs. 33.5 billion, YoY growth of 9% and QoQ growth of 5%. YoY growth was on account of market share expansion in certain existing key products and revenues from new product launches, partly offset by price erosion. Sequential growth was driven by net increase in volumes of our base business.

•	During the quarter, we launched 4 new products in the region, of which 2 were launched in the U.S.

•	During the quarter, we filed 2 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of 31st December 2023, cumulatively 79 generic filings are pending for approval with the USFDA (75 ANDAs and 4 NDAs under 505(b)(2) route). Out of the pending 79 generic filings, 41 are Para IVs, and we believe 21 have ‘First to File’ status.

Europe

•	Q3FY24 revenue at Rs. 5.0 billion, YoY growth of 15% and QoQ decline of 6%. YoY growth was primarily on account of contribution from new product launches, improvement in base business volumes and favourable currency exchange rate movements, partly offset by price erosion. QoQ decline was primarily on account of price erosion in certain countries, partly offset by increase in volumes of our base business.

-	Germany at Rs. 2.7 billion, YoY growth of 21% and QoQ growth of 0.1%.

-	UK/OL at Rs. 1.4 billion, YoY growth of 9% and QoQ decline of 22%.

-	Rest of Europe at Rs. 0.9 billion, YoY growth of 11% and QoQ growth of 7%.

•	During the quarter, we launched 6 new products in the region.

India

•	Q3FY24 revenue at Rs. 11.8 billion, YoY growth of 5% and QoQ decline of 1%. YoY growth was largely attributable to revenues from new products launches while QoQ decline was largely on lower volumes in base business.

•	During the quarter, we launched 3 new brands in the country.

Emerging Markets

•	Q3FY24 revenue at Rs. 12.8 billion, YoY decline of 2% and QoQ growth of 6%. YoY decline is attributable to unfavorable forex movement, while QoQ growth was driven by volume gains for few existing products and partially offset by unfavorable currency exchange rate movements.

-	Revenue from Russia at Rs. 5.9 billion, YoY decline of 14% and QoQ growth of 2%.

YoY decline was majorly due to unfavorable currency exchange rate movements & high base business.

QoQ growth was largely on account of improved volumes and increase in certain brand prices, partially offset by unfavorable currency exchange rate movements.

-	Revenue from other CIS countries and Romania at Rs. 2.3 billion, YoY growth of 4% and QoQ growth of 7%.

YoY growth was primarily on account of increase in price of certain brands, new product launches and favorable forex.

QoQ growth was driven by increase in base business volumes and new launches.

-	Revenue from Rest of World (RoW) territories at Rs. 4.6 billion, YoY growth of 16% and QoQ growth of 10%.

YoY growth was largely attributable to contribution from new products.

QoQ growth was primarily driven by increase in base business volumes and new product launches.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q3FY24 revenue at Rs. 7.8 billion, with a growth of 1% YoY and 11% QoQ. YoY growth was mainly driven by revenues from new products, favourable forex, partially offset by price decline and low business volumes. QoQ growth was driven by improved volumes in base business and contributions from new product launches. Excluding revenue in base period from COVID-19 products, PSAI business grew in double-digit.

•	During the quarter, we filed 38 Drug Master Files (DMFs) globally.

Income Statement Highlights:

•	Q3FY24 gross margin at 58.5% (GG: 61.9%, PSAI: 29.4%). Gross margin decreased by ~73 bps YoY and 18 bps sequentially. The decline in margin was primarily driven by lower prices for certain products in generic markets, partly offset by improvement in product mix and productivity.

•	Selling, general & administrative (SG&A) expenses for Q3FY24 at Rs. 20.2 billion, YoY increase of 12% and by 8% QoQ. The YoY SG&A spend increase is largely on account of investments in sales & marketing activities, digitalization capabilities, and new business initiatives.

•	Research & development (R&D) expenses in Q3FY24 at Rs. 5.6 billion. As % to Revenues – Q3FY24: 7.7% | Q2FY24: 7.9% | Q3FY23: 7.1%. R&D investments are driven by ongoing clinical trials on differentiated assets, as well as other developmental efforts to build a healthy pipeline of new products across our markets for both small molecules and biosimilars.

•	Other operating income for Q3FY24 at Rs. 0.9 billion compared to other operating expenses of Rs. 0.7 billion in Q3FY23. Other operating income was largely on account of sale of non-current assets.

•	Net Finance income for Q3FY24 at Rs.0.9 billion compared to net finance expense of Rs. 0.1 billion in Q3FY23. The higher income was primarily on account of profit on sale of units of mutual funds and other investments.

•	Profit before Tax for Q3FY24 at Rs. 18.3 billion, YoY growth of 12%. QoQ decline of 5%.

•	Profit after Tax for Q3FY24 at Rs. 13.8 billion, YoY growth of 11%. QoQ decline of 7%. The effective tax rate for the quarter has been 24.5% as compared to 23.7% in Q3FY23. The higher tax rate is mainly due to increase in the proportion of the Company's profits coming from higher tax jurisdictions, partly offset by adoption of corporate tax rate under section 115BAA of the Income Tax Act of India.

•	Diluted earnings per share for Q3FY24 is Rs. 82.68

Other Highlights:

•	EBITDA for Q3FY24 at Rs. 21.1 billion and the EBITDA margin is 29.3%.

•	Operating Working Capital at Rs. 108.1 billion.

•	Capital expenditure for Q3FY24 at Rs. 3.1 billion.

•	Free cash-flow for Q3FY24 at Rs. 0.2 billion.

•	Net cash surplus at Rs. 59.1 billion as on December 31, 2023.

•	Debt to Equity is (0.21).

•	ROCE for the company is 37% (annualized).

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP measures to non-GAAP measures

Free Cash Flow

Three months ended Dec. 31, 2023
Particulars	(Rs.)
Net cash generated from operating activities	10,762
Less:
Taxes	6027
Investments in PPE and Intangibles	4518
Free Cash Flow	217

Operating working capital

As on 31st Dec 2023
Particulars	(Rs.)
Inventories	60,796
Trade Receivables	78,417
Less:
Trade Payables	31,113
Operating Working Capital	108,100

Net cash surplus

As on 31st Dec 2023
Particulars	(Rs.)
Cash and cash equivalents	7,535
Investments	69,130
Short-term borrowings	(12,343)
Long-term borrowings, non-current	(6,152)
Less:
Restricted cash balance – Unclaimed dividend	122
Lease liabilities (included in Long-term borrowings, non-current)	(2,352)
Equity Investments (Included in Investments)	1328
Net Cash Surplus	59,072

Computation of Return on Capital Employed

As on 31st Dec 2023
Particulars	(Rs.)
Profit before tax	18,257
Less:
Interest and Investment Income (Excluding forex gain/loss)	1,030
Earnings Before Interest and taxes [A]	17,227

Average Capital Employed [B]	191,125

Annualized Return on Capital Employed (A/B) (Ratio)	37%

Computation of capital employed

	Year Ended
Particulars	Dec 31, 2023	Mar 31, 2023
Property Plant and Equipment	72,795	66,462
Intangibles	36,905	30,849
Goodwill	4,287	4,245
Investment in equity accounted associates	4,218	4,702
Other Current Assets	23,512	20,069
Other investments	4,115	660
Other non-current assets	1,128	800
Inventories	60,796	48,670
Trade Receivables	78,417	72,485
Derivative Financial Instruments	-16	1,095
Less:
Other Liabilities	43,159	42,320
Provisions	5,394	5,513
Trade payables	31,113	26,444
Operating Capital Employed	206,491	175,760
Average Capital Employed	191,125

Computation of EBITDA

Refer page no. 3 & 4.

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: January 30, 2024

Time: 19:30 pm IST | 10:00 am EDT

Conference Joining Information

Option 1: Pre-register with the below link and join without waiting for the operator
https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=1745002&linkSecurityString=a262ce748

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till February 6th, 2024. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 61003.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.” The company assumes no obligation to update any information contained herein.